Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is information made available to employees of VNU N.V.]

     E-mailed by: Factiva Publisher

     Folder: VNU in the News (includes content licensed through Dow Jones Interactive and Reuters Business Briefing)

     Headlines:

     DUTCH FIRM TO BUY IMS HEALTH FOR NEARLY $7 BILLION

     DUTCH FIRM TO BUY IMS HEALTH FOR NEARLY $7 BILLION

150 words
7/22/2005
FDAnews Drug Daily Bulletin
Vol. 2, No. 143
English
Copyright (c) 2005 Washington Business Information, Inc.

Dutch media group VNU has agreed to purchase U.S. healthcare data provider IMS Health for $6.93 billion in cash and stock.

VNU, which owns the ACNielsen television-ratings service and Billboard magazine, said it will pay $28.10 per share for IMS, with 60 percent of the deal in shares and 40 percent in cash. The deal is expected to close in the first quarter of 2006.

VNU will nearly double its size by acquiring Fairfield, Conn.-based IMS, which is considered one of the nation’s leading providers of pharmaceutical industry data, tracking more than one million prescription-drug brands daily. The combined company would have pro forma 2004 revenues of approximately $5.6 billion, pro forma annual EBITDA of roughly $1.3 billion and an EBITDA margin of approximately 23 percent.

Release date: July 22, 2005

FDADB00020050721e17m00003

[English language translation of the following French language article from Budget Hebdo]

Large Company News

VNU shocks the research world with the repurchase of IMS

The Dutch giant offers EUR 5.8 billion in cash and stock for the number three global competitor in the sector.

Shocking news in the world of research companies. Three months after the purchase of the British NOP World by the German firm GFK, VNU is changing the industry dynamics again. Already global leader in the research sector through its AC Nielsen and Nielsen Media Research subsidiaries, the Dutch company is widening the gap through its takeover of the American company IMS Health, a specialist in market research for the pharmaceutical sector. VNU will pay EUR 5.8 billion ($7 billion), of which $11.25 will be in cash plus 0.60415 VNU shares for each IMS share, which represents a premium of 16% above the average price of IMS stock over the prior 30 trading days. The new combination which won’t take effect until early 2005, will have sales of EUR 4.7 billion with an expected EBITDA margin of approximately 23%. VNU will be three and a half times the size of its next largest competitor, the English firm TNS.

Ipsos marginalized. VNU will not be able to acquire IMS Health cheaply. VNU is paying a rich price for its target: more than four times its annual sales and 23 times expected earnings for 2005, while VNU is “only” valued at 1.7 times its sales and 17.5 times its profits. A transaction like this cannot help but further marginalize the French competitor, Ipsos, which currently ranks as the sixth largest global competitor in the sector.

Actualité des grandes valeurs

VNU érase le monde des
études avec le rachat d’IMS

Lionel Garnier
288 words
7/15/2005
Le Revenu Hebdo Bourse

French
Copyright 2005 Le Revenu Francais All Rights Reserved

Le géant néerlandais offre 5,8 milliards d’euros en espèces et en titres pour le numéo trois mondial du secteur.

Coup de tonnerre dans le microcosme des sociétés d’études. Trois mois après la reprise du britannique NOP World par l’allemand GFK, VNU change une nouvelle fois la donne.

Déjà leader mondial du secteur grâce à ses filiales AC Nielsen et Nielsen Media Research, le néerlandais creuse l’écart en s’emparant de l’américain IMS Health, le spécialiste des études dans la pharmacie. VNU va débourser 5,8 milliards d’euros (7 milliards de dollars), soit 11,25 dollars plus 0,60415 action VNU pour chaque action IMS obtenue, ce qui représente une prime de 16% sur la moyenne des trente derniers cours. Ce nouvel ensemble, dont la création officielle ne devrait intervenir qu’au début de 2006, pèsera près de 4,7 milliards d’euros de chiffre d’affaires, pour une marge opérationnelle annoncée à 23%. VNU sera trois fois et demie plus gros ue son concurrent immédiat, l’anglais TNS.

Ipsos marginalisé. Pour s’emparer d’IMS Health, VNU ne lésine pas sur les moyens. Il paye très cher sa cible : plus de 4 fois le chiffre d’affaires et 23 fois les résultats attendus en 2005, quand lui-même n’est valorisé «que» 1,7 fois son activité et 17,5 fois ses bénéfices. Une telle transaction ne peut qu’accentuer la marginalisation relative du francais Ipsos, qui pointe au sixième rang mondial du secteur.

Notre conseil

Renforcez sur repli vers 22 euros. Malgré le prix élevé, l’opération semble très judicieuse pour VNU.

[English language translation of the following French language article from Budget Hebdo]

Sector: Media and leisure
Exchange: Amsterdam
Price: 23.4 euros
Risk: ***

The Dutch group announced the acquisition of the American firm IMS, the world leader in market research for the medical and pharmaceutical sectors (for example, regarding the behavior of doctors in the prescription of medicines). The group thereby completes the metamorphosis it began a few years ago. It started as a publisher of newspapers and magazines and has become a business-to-business firm specialized in market research that is used by large firms and in TV ratings. After the transaction with IMS, VNU’s ’business information“ division, which organizes trade shows and publishes specialized trade journals, may be a bit superfluous. At first glance, VNU is paying a fairly dear price ($6 billion for a company with sales of $1.6 billion and a profit of $275 million). Yet, IMS has grown by 15% annually for the last couple of years and VNU is expecting positive synergies from the transaction. In any event, the transaction should not have any effect on the earnings per share of VNU for this year or 2006 (considering the earnings prospects of both companies, the increase in shares outstanding and the additional financial costs). We are maintaining our existing forecast of earnings per share of EUR 1.38 for 2005 and EUR 1.59 for 2006. The sole short-term benefit of the transaction is that the core business of VNU will be spread over several market sectors, thereby reducing risk. The transaction is significant but will not have much of an influence on VNU's results. The stock is fairly valued. Hold.

298 words
7/20/2005
Budget Hebdo
French [English summary below]
(c) Budget Hebdo, Test-Achats 2005.

SECTEUR: médias et loisirs

BOURSE: Amsterdam

COURS: 23,40 EUR

RISQUE: ***

Le groupe néerlandais a fait l’acquisition de l’américain IMS, leader mondial de la récolte de données pour le secteur médical et pharmaceutique (par exemple en matière de comportement des médecins pour les prescriptions). Le groupe achève ainsi la métamorphose qu’il subit depuis quelques années. Au départ éditeur de journaux, revues, annuaires etc, il est devenu une entreprise ’business to business“, spécialisée dans la récolte de données de marché utiles aux grandes entreprises et dans les mesures au service des groupes de médias (notamment l’audimat). Reste enfin sa division “business information’ qui organise des foires et salons et édite des publications spécialisées et qui, après la reprise de IMS, fera un peu office d’intrus. A première vue, VNU paie IMS assez cher (6 milliards de dollars pour une société qui a réalisé en 2004 un chiffre d’affaires de 1,6 milliard de dollars et un bénéfice de 275 millions de dollars). Mais IMS a connu ces dernières années une croissance de ±15 % l’an et VNU compte sur de beaux effets de synergie. Quoi qu’il en soit, l’acquisition ne devrait avoir quasi aucun effet sur le bénéfice par action de VNU cette année et en 2006 (vu les perspectives bénéficiaires des 2 sociétés le nombre d’actions supplémentaires et les autres coûts de financement). Nous maintenons dès lors notre prévision (1) à 1,38 EUR en 2005 et à 1,59 EUR en 2006. Le seul avantage immédiat de la reprise est que l’activité de base sera répartie sur divers secteurs, ce qui réduit les risques.

L’acquisition est significative mais n’aura sans doute guère d’influence sur les résultats. Titre correctement évalué. Conservez.

About IMS Health Incorporated

IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.

About VNU N.V.

VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

     This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.